03054297

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAY 3 0 2003
1086

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NOMURA SECURITIES INTERNATIONAL, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO WORLD FINANCIAL CENTER, BUILDING B

(No. and Street)

NEW YORK	**NEW YORK**	**10281-1198**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALBERT MEO **(212) 667-9321**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Edward J. Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nomura Securities International, Inc., as of March 31,2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer. The financial statements and supplemental information of the Company are made available to all of the Company's members and allied members of the New York Stock Exchange, Inc.

Sworn to before me this 29th day of May, 2003

Edward J. Farrell

Chief Financial Officer

Notary Public

Judith A. James
Notary Public, State of New York
No. 01JA6036611
Qualified in Rockland County
Commission Expires January 31, 2006

*is report** contains (check all applicable boxes):*

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STATEMENT OF FINANCIAL CONDITION

Nomura Securities International, Inc.

March 31, 2003
with Report Independent Auditors

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2003

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors
of Nomura Securities International, Inc.

We have audited the accompanying statement of financial condition of Nomura Securities International, Inc. (the "Company") as of March 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nomura Securities International, Inc. at March 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

May 23, 2003

Nomura Securities International, Inc.

Statement of Financial Condition

March 31, 2003
(Dollars in Thousands)

Assets		
Cash and cash equivalents		$ 606,278
Cash and securities segregated pursuant to federal regulations		273,083
Collateralized short-term financing agreements:		
Securities purchased under agreements to resell	$ 26,608,435	
Securities borrowed	13,242,245	
		39,850,680
Financial instruments owned (approximately $7,597,605 were pledged to various parties):		
U. S. government and agency securities	7,960,231	
Equity securities	6,820,932	
Corporate debt and collateralized mortgage obligations	1,137,946	
Options	74,257	
		15,993,366
Receivables:		
Brokers, dealers and clearing organizations	499,273	
Customers	182,042	
Interest and dividends	112,465	
		793,780
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $31,493		25,243
Securities received as collateral		82,841
Other assets		77,538
Total assets		$ 57,702,809

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Statement of Financial Condition (continued)

March 31, 2003
(Dollars in Thousands)

Liabilities and stockholder's equity		
Liabilities:		
Short-term borrowings:		
Securities sold under agreements to repurchase	$ 36,906,583	
Securities loaned	15,305,525	
Borrowings from affiliates	82,000	
Bank borrowings	5,891	
		$ 52,299,999
Financial instruments sold, not yet purchased:		
U.S. government and agency securities	2,252,781	
Equity securities	277,857	
Corporate debt and collateralized mortgage obligations	201,002	
Options	49,963	
		2,781,603
Payables and accrued liabilities:		
Brokers, dealers and clearing organizations	599,087	
Customers	165,443	
Compensation and benefits	123,175	
Interest and dividends	51,137	
Other	89,689	
		1,028,531
Obligation to return securities received as collateral		82,841
Subordinated liabilities		1,100,000
Total liabilities		57,292,974
Stockholder's equity		409,835
Total liabilities and stockholder's equity		$ 57,702,809

See accompanying Notes to Statement of Financial Condition.

Nomura Securities International, Inc.

Notes to Statement of Financial Condition

March 31, 2003

1. Organization and Summary of Operations

Nomura Securities International, Inc. (the "Company") is a wholly owned subsidiary of Nomura Holding America Inc. ("NHA") which is wholly owned by Nomura Holdings, Inc. ("NHI"), formerly known as The Nomura Securities Co., Ltd. The Company is registered as a broker and dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the New York Stock Exchange, Inc. ("NYSE") and other principal U.S. securities exchanges. The Company provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account.

2. Significant Accounting Policies

Use of Estimates

The Statement of Financial Condition is presented in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect the reported amounts in the Statement of Financial Condition and accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Foreign Currency

Assets and liabilities denominated in non-U.S. dollar currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

Cash Equivalents

The Company defines cash equivalents to be highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, including contractual commitments arising pursuant to derivatives contracts, are recorded on the Statement of Financial Condition at market or fair value, as appropriate.

2. Significant Accounting Policies (continued)

Market value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to affect market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. Valuation pricing models consider time value and volatility factors underlying financial instruments, as well as other relevant statistical measurements.

Customers' securities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Collateralized Financing Arrangements

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently resold or reacquired at their contractual amounts plus accrued interest. Repurchase and resale agreements are presented net by counterparty on the Statement of Financial Condition where net presentation is consistent with Financial Accounting Standards Board Interpretation No. ("FIN") 41, "Offsetting of Amounts Related to Certain Repurchase and Resale Agreements." A significant amount of these transactions are collateralized by United States government and agency securities. It is the Company's policy to take possession of securities purchased under agreements to resell. Similarly, the Company is required to provide collateral to counterparties to collateralize securities sold under agreements to repurchase. The Company monitors the market value of the underlying securities as compared to the related receivables or payables, including accrued interest, and requests or returns additional collateral when deemed appropriate.

Securities borrowed and securities loaned are included on the Statement of Financial Condition at the amount of cash advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. When securities are pledged as collateral for securities borrowed, such transactions are not recorded on the Statement of Financial Condition. Securities received as collateral for securities loaned are recorded at market value on the Statement of Financial Condition. The Company monitors the market value of the securities borrowed or loaned against the collateral on a daily basis and additional cash or securities are obtained or refunded, as necessary, to ensure that such transactions are adequately collateralized.

2. Significant Accounting Policies (continued)

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization on the Statement of Financial Condition. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the related assets. The estimated lives of furniture and equipment range from three to seven years. Leasehold improvements are amortized over the lesser of their economic useful lives or the terms of the underlying leases, ranging up to eleven years.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes rather than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of FASB Statement No. 109 ("SFAS 109"), "Accounting for Income Taxes."

3. Cash and Securities Segregated Pursuant to Federal Regulations

Cash of $207 million has been segregated on behalf of securities customers pursuant to the Reserve Formula requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Cash of $47,000 and U.S. government securities with a market value of approximately $66.0 million are segregated pursuant to CFTC Regulations 1.20 and 30.7, and represent funds deposited by commodity customers and funds accruing to them as a result of trades or contracts.

4. Receivables From and Payables to Customers

Receivables from and payables to customers primarily include amounts due on cash transactions.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following at March 31, 2003 (dollars in thousands):

	Receivables	Payables
Securities failed to deliver/receive	$300,986	$585,185
Receivables from brokers and dealers, net	99,639	-
Valuation gains on TBA forwards	23,545	-
Receivables from/payables to clearing organizations	72,030	4,083
Other	3,073	9,819
	$499,273	$599,087

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

6. Transactions with Related Parties

The Company regularly enters into dealer, trading and financing transactions with NHI and affiliates. In addition, NHA provides office space and other equipment for use by the Company.

At March 31, 2003, balances with related parties are included in the accompanying Statement of Financial Condition captions (dollars in thousands):

Assets:	
Securities purchased under agreements to resell	$2,686,458
Securities borrowed	1,118,306
Receivables from brokers, dealers and clearing organizations	380
Interest receivable	6,713
Other assets	26,511
Liabilities:	
Securities sold under agreements to repurchase	2,906,274
Securities loaned	3,272,902
Payables to brokers, dealers and clearing organizations	1,038
Payables to customers	12,039
Interest payable	4,422
Other payables	29,892
Borrowings from affiliates	82,000

7. Bank Borrowings

Bank borrowings at March 31, 2003 consist of bank overdrafts of $5.9 million.

8. Subordinated Liabilities

The following subordinated liabilities are covered by agreements approved by the NYSE and are included by the Company in net capital, as defined, under the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Lender	Principal	Maturity Date	Interest Rate
NHA	$250,000,000	April 24, 2006	Variable
NHA	$850,000,000	December 18, 2004	Variable

At March 31, 2003, the interest rate on these loans was 1.75%, NHA's adjusted cost of funds.

9. Commitments and Contingent Liabilities

The Company provides letters of credit issued by various banks to counterparties to satisfy various collateral and margin requirements in lieu of depositing cash or securities. At March 31, 2003, letters of credit outstanding were $611 million.

The Company is committed under contracts with key employees to pay guaranteed bonuses of approximately $12.9 million for the fiscal year ended March 31, 2004.

In the normal course of business, the Company has been named as a defendant in several lawsuits which involve claims for substantial amounts. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of such suits will not have a material adverse effect on the financial condition of the Company.

10. Derivatives and Other Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions involving derivatives and other financial instruments with off-balance sheet risk including financial futures, forward settlement contracts, mortgage-backed to-be-announced securities ("TBA securities"), when-issued securities, foreign exchange contracts and options. These financial instruments are held for various reasons, which include meeting the financing and hedging needs of customers, reducing the Company's own exposure to market and interest rate risk, and in connection with proprietary trading activities. These derivative financial instruments are subject to varying degrees of market and credit risk.

Financial futures contracts, TBA securities and when-issued securities provide for the delayed delivery of securities or money market instruments. The seller agrees to make delivery at a specified future date and at a specified price or yield. The net variation margin on futures contracts is reflected on the Statement of Financial Condition as an asset or liability, as appropriate. Options are contracts that allow the holder of the option to purchase or sell a financial instrument, at a specified price and within a specified period of time, from the seller or to the writer of the options. As a writer of options, the Company receives a premium for bearing the risk of an unfavorable change in the price of the financial instrument underlying the option. The purchaser of an option contract pays a premium for the right to buy or sell a financial instrument within a specified period of time. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options and when-issued securities is limited to the unrealized market valuation gain recorded on the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, used as collateral for bank loans or failed to receive), the Company may incur a loss if the security the Company is obligated to deliver is not received and the market value has increased over the contract amount of the sale transaction.

10. Derivatives and Other Financial Instruments with Off-Balance Sheet Risk (continued)

The Company executes, as agent, transactions on behalf of customers. These activities may expose the Company to off-balance-sheet risk in the event the agency transactions do not settle because of failure to perform by either the customer or the counterparty and the Company has to discharge the obligation of the nonperforming party at a loss.

The Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans, securities loaned and repurchase agreements. Additionally, the Company may pledge customer securities as collateral to satisfy margin deposits of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be obligated to purchase the securities at prevailing market prices in order to return them to the owner.

The Company has sold securities it does not own and it will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation on the Statement of Financial Condition at March 31, 2003, at market values of such securities and will incur a loss if the market value of the securities increases subsequent to March 31, 2003. Generally, the Company limits this risk by holding offsetting securities, futures or options positions.

At March 31, 2003, the Company has commitments to enter into future resale and repurchase agreements totaling $2.6 billion and $855 million, respectively. These transactions, according to industry practice, were not recorded on the Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities with counterparties which include domestic financial institutions, multinational corporations, and the U.S. Government and its agencies. A substantial portion of the Company's securities transactions are collateralized and executed with, and on behalf of, domestic commercial banks and other brokers and dealers. The Company's exposure to credit risk associated with the nonperformance of these customers and counterparties in fulfilling their contractual obligations may be directly impacted by volatile or illiquid trading markets.

10. Derivatives and Other Financial Instruments with Off-Balance Sheet Risk (continued)

The Company does not expect nonperformance by customers or counterparties. However, the Company's policy is to monitor market exposure and counterparty risk through the use of a variety of control procedures, including approval of forward limits for credit sensitive activities, marking to market securities and requiring adjustments of collateral levels, as considered appropriate. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. Accordingly, the Company believes it has effective procedures for evaluating and limiting its credit and market risks.

11. Fair Value of Financial Instruments

The fair value of derivative financial assets and liabilities included on the Statement of Financial Condition at March 31, 2003, are presented below (dollars in thousands):

	Assets	Liabilities
Purchased options	$ 74,257	$ -
Written options	-	49,963
Futures contracts	51,249	-
Credit default swaps	-	1,986
Forward contracts	23,608	2,556
	$149,114	$ 54,505

The fair value of futures and forward contracts is included in receivables from and payables to brokers, dealers and clearing organizations on the Statement of Financial Condition. As of March 31, 2003, the Company has engaged in various credit default swap transactions to hedge issuer credit risk associated with financing its convertible arbitrage trading portfolio.

11. Fair Value of Financial Instruments (continued)

Management estimates that the net fair value of all financial instruments recognized on the Statement of Financial Condition (including resale and repurchase agreements, securities borrowed and loaned, financial instruments owned and sold, receivables and payables, short-term borrowings and accrued and subordinated liabilities) approximate their carrying value, as such financial instruments are either carried at fair value or are short-term in nature, bear interest at current market rates or are subject to repricing.

12. Secured Financing Transactions

The Company enters into secured borrowing and lending transactions to finance trading inventory positions, obtain securities for settlement, and meet customers' needs. The Company primarily receives collateral in connection with securities purchased under agreements to resell and securities borrowed transactions. The Company is generally permitted to sell or repledge these securities held as collateral and to use the securities to enter into securities lending transactions or to deliver to counterparties to cover short positions. At March 31, 2003, the market value of securities collateralizing securities purchased under agreements to resell and securities borrowed was $26.16 billion and $13.06 billion, respectively, substantially all of which was sold, repledged, or delivered to counterparties to cover short positions at March 31, 2003. The average effective interest rate on these transactions was approximately 1.14%.

At March 31, 2003, the Company has also pledged $15.2 billion of Financial instruments owned, $7.6 billion of which represent proprietary positions that have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

In accordance with FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", when the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be repledged or sold, it recognizes the amounts received and a corresponding obligation to return them. At March 31, 2003, these amounts totaled $82.8 million and are reflected as Securities received as collateral and Obligation to return securities received as collateral on the Statement of Financial Condition.

13. Net Capital

The Company is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions plus other adjustments, as defined. The Company is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 4% of the funds required to be segregated in accordance with Section 4d(2) of the Commodity Exchange Act or $250,000, whichever is greater. The Company is required to maintain net capital in accordance with Rule 15c3-1, CFTC Regulation 1.17 or various other exchange requirements, whichever is greater. At March 31, 2003, the higher net capital requirement was the SEC's Rule 15c3-1. At March 31, 2003, the Company had net capital of $537 million which was $529 million in excess of required net capital.

14. Income Taxes

The Company is included in the consolidated federal and certain combined state and local income tax returns filed by NHA and its subsidiaries (the "Group"). The Company and the Group have a practice whereby federal, state and local income taxes are determined for financial reporting purposes on a separate company basis. Federal, and some state and local income taxes were paid to NHA in accordance with this practice. As determined under this practice, taxes payable to NHA of approximately $3.3 million is included in "Other payables and accrued liabilities". In addition, taxes receivable from various state jurisdictions of $338,000 is included in "Other assets" on the Statement of Financial Condition as of March 31, 2003.

The components of the Company's net deferred tax liability as of March 31, 2003 are as follows (dollars in thousands):

Deferred tax asset	$ 113,309
Less valuation allowance	(113,272)
	37
Deferred tax liability	(38)
Net deferred tax liability	$ (1)

14. Income Taxes (continued)

SFAS 109 prescribes an asset and liability approach to accounting for taxes that requires the recognition of DTAs and deferred tax liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. In estimating future tax consequences, SFAS 109 generally considers all expected future events other than future enactment of changes in the tax law or rates. Deferred tax assets arise primarily from net operating loss carryforwards as well as from other compensation accruals and certain other accrued expenses. The deferred tax liability arises from the Company's income/losses.

A valuation allowance of $113.3 million has been established against the Company's deferred tax assets in accordance with the realization criteria set forth in SFAS 109.

At March 31, 2003, the Company had federal net operating loss carryforwards of approximately $137.3 million which will begin to expire in the year ending March 31, 2019. In addition, at March 31, 2003, the Company had New York State and City net operating loss carryforwards of approximately $300.0 million which will begin to expire in the year ending March 31, 2019.

15. Retirement Plans

Substantially all employees of the Company are covered under the Company's Retirement Investment Plan. Certain qualified employees are also eligible to participate in the Supplemental Employee Retirement Plan. The Company's contribution to these defined contribution plans is based on employees' compensation.